Filed by Portman Ridge Finance Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Garrison Capital Inc.

Commission File No. 814-00878

Investor Presentation June 25, 2020

Important Information Forward-Looking Statements This Presentation may contain forward-looking statements that involve substantial risks and uncertainties, including statements regarding the completion of the transaction between Garrison Capital Inc. (“Garrison” or “GARS”) and Portman Ridge Finance Corporation (“Portman Ridge” or “PTMN”). The use of words such as "anticipates," "believes," "intends," "plans," "expects," "projects," "estimates," "will," "should," "may" and similar expressions to identify forward-looking statements. These forward-looking statements are subject to various risks and uncertainties. Certain factors could cause actual results and conditions to differ materially from those projected, including the uncertainties associated with (i) the timing or likelihood of the transaction closing, (ii) the expected synergies and savings associated with the transaction, (iii) the expected elimination of certain expenses and costs due to the transaction, (iv) the percentage of GARS stockholders voting in favor of the transaction, (v) the percentage of PTMN stockholders voting in favor of the share issuance pursuant to the terms of the transaction, (vi) the possibility that competing offers or acquisition proposals for GARS will be made; (vii) the possibility that any or all of the various conditions to the consummation of the merger may not be satisfied or waived; (viii) risks related to diverting management’s attention from GARS’ ongoing business operations, (ix) the risk that stockholder litigation in connection with the transactions contemplated by the merger agreement may result in significant costs of defense and liability, (x) the future operating results of our portfolio companies or the combined company, (xi) regulatory factors, (xii) changes in regional or national economic conditions, including but not limited to the impact of the COVID-19 pandemic, and their impact on the industries in which we invest, and (xiii) other changes in the conditions of the industries in which we invest and other factors enumerated in our filings with the SEC. You should not place undue reliance on such forward-looking statements, which speak only as of the date of this Presentation. PTMN and GARS undertake no obligation to update any forward-looking statements made herein, unless required by law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this Presentation. You should read this communication and the documents referenced in this communication completely and with the understanding that actual future results may be materially different from expectations. PTMN and GARS qualify all forward-looking statements by these cautionary statements. Additional Information and Where to Find It In connection with the proposed transaction, GARS and PTMN plan to file with the SEC and mail to their respective stockholders a joint proxy statement on Schedule 14A (the “Joint Proxy Statement”), and PTMN plans to file with the SEC a registration statement on Form N-14 (the “Registration Statement”). The Joint Proxy Statement and the Registration Statement will each contain important information about GARS, PTMN, the proposed transaction and related matters. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933. STOCKHOLDERS OF GARS AND PTMN ARE URGED TO READ THE JOINT PROXY STATEMENT AND REGISTRATION STATEMENT, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GARS, PTMN, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain the documents filed with the SEC free of charge at the SEC’s web site, http://www.sec.gov or, for documents filed by GARS, from GARS’ website at http://www.garrisoncapitalbdc.com and for document files by PTMN, from PTMN’s website at www.portmanridge.com. Participants in the Solicitation GARS, its directors, certain of its executive officers and certain employees and officers of Garrison Capital Advisers LLC and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of GARS is set forth in its proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on March 23, 2020. PTMN, its directors, certain of its executive officers and certain employees and officers of Sierra Crest Investment Management LLC and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of PTMN is set forth in its proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on April 29, 2020. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the GARS and PTMN stockholders in connection with the proposed transaction will be contained in the Joint Proxy Statement when such document becomes available. This document may be obtained free of charge from the sources indicated above. No Offer or Solicitation This Presentation is not, and under no circumstances is it to be construed as, a prospectus or an advertisement and the communication of this Presentation is not, and under no circumstances is it to be construed as, an offer to sell or a solicitation of an offer to purchase any securities in PTMN, GARS or in any fund or other investment vehicle. Other Important Information All information and statements are stated as of June 23, 2020 unless, in each case, otherwise indicated. Under no circumstances should a recipient of this Presentation assume that such information has been compiled as of any time subsequent to such date. Certain information contained in this Presentation may have been obtained from published sources prepared by other parties. Such information is believed to be reliable, but has not been independently verified or audited. None of Sierra Crest, any of the other BC Partners entities, any of their associates or any of their respective directors, officers, employees, partners, members, agents, professional advisers, representatives or consultants (the “BC Partners Parties”) and none of GARS, Garrison Capital Advisers LLC (“GCA”), an affiliate of Garrison Investment Group LP (“GIG”), GIG, any other affiliate of GIG, any of their associates or any of their respective directors, officers, employees, partners, members, agents, professional advisers, representatives or consultants (the “Garrison Parties”): (i) makes any representation, warranty or guarantee, express or implied, as to the fairness, accuracy, completeness, reliability, reasonableness or currency of the information contained in this Presentation; or (ii) undertakes to provide any additional information or updates, or to correct any information or statements (including, but not limited to, forward looking statements), in this Presentation which it becomes aware were incorrect or incomplete at the date of this Presentation, or which subsequently become incorrect or incomplete, due to any subsequent event or as a result of new information, future developments or otherwise. No representative of Sierra Crest, BC Partners, GARS, or GCA has authority to represent otherwise. To the maximum extent permitted by law, none of the BC Partners Parties or Garrison Parties will be responsible or liable whatsoever with respect to any use or reliance by any person upon any of the information contained in this Presentation (other than with respect to fraud on the part of such BC Partners Party or Garrison Party). For the purposes of this Presentation, references to “BC Partners” mean BC Partners LLP; provided that, where the context requires, such term shall also include reference to the parent company of the BC Partners group, BC Partners Holdings Ltd and that company’s subsidiaries. Any statement referring to management or investment activity conducted by BC Partners is a reference to the actions of the manager of each of BC Partners’ funds acting upon the advice of BC Partners and is not a reference to BC Partners LLP or to any other entity which provides advice to such managers and, in particular, in relation to any fund, is a reference to the actions of Sierra Crest, acting upon the advice of BC Partners. BC Partners LLP is authorized and regulated by the United Kingdom Financial Conduct Authority. Sierra Crest is registered as an investment adviser in the United States of America with the SEC. Investors and security holders should not construe the contents of this Presentation as legal, tax, accounting, investment or other advice. Each investor should make its own inquires and consult its advisors as to PTMN and GARS and as to legal, tax, financial, and other relevant matters.

Executive Summary On June 24, 2020, Garrison Capital Inc. (Nasdaq: GARS) (“Garrison” or “GARS”) and Portman Ridge Finance Corporation (Nasdaq: PTMN) (“Portman Ridge” or “PTMN”) announced that they have entered into a definitive agreement under which GARS will merge with and into Portman Ridge, an externally-managed business development company managed by Sierra Crest Investment Management LLC (“Sierra Crest” or the “Manager”), an affiliate of BC Partners Advisors L.P. (“BC Partners”) and its Credit Platform (“BCP Credit”). The transaction is the result of Garrison’s previously announced review of strategic alternatives and has been unanimously approved by the Boards of Directors of Garrison (based on the unanimous recommendation of the GARS Independent Special Committee) and Portman Ridge. Under the contemplated structure, the transaction will be done on a NAV-for-NAV basis. Portman Ridge will deliver GARS stockholders a combination of (i) newly issued PTMN shares valued at 100% of PTMN’s NAV per share and (ii) $19.1mm of cash. Additionally, Sierra Crest has agreed to pay $5.0mm of cash directly to GARS stockholders. GARS stockholders are expected to receive approximately 105% of GARS’ net asset value per share based on the March 31, 2020 net asset values per share of GARS’ and PTMN’s stock and the aggregate cash consideration. PTMN and GARS stockholders are expected to benefit from the added scale and resources of a large asset management firm behind the Manager: Access to enhanced sourcing capabilities; Ability to speak for larger deals; Ability to leverage the industry expertise and other resources of a large firm; and A larger, more liquid stock As outlined in the appendix, BCP Credit has an experienced management team and track record, extensive sourcing platform, and differentiated middle-market lending strategy. BCP Credit intends to transition the combined asset base into a diversified portfolio of high-quality directly originated senior secured debt investments, with the goal of delivering strong and sustainable risk-adjusted returns to stockholders. Post-closing, PTMN expects to target a long-term leverage range of 1.25x – 1.40x through repayment of investments originated by GARS and the proactive sale of certain assets. The proposed merger is expected to close in Q4 2020, subject to approval by both PTMN and GARS stockholders and other customary closing conditions.

The GARS Board of Directors initiated a Strategic Review Process that garnered substantial interest and resulted in the receipt of a number of potential alternatives and a wide range of structures. The following factors, in addition to the significant cash and quality NAV components, were considered in concluding that PTMN’s proposed transaction was the best strategic outcome for GARS Stockholders: PTMN’s affiliation with BCP Credit and the wider BC Partners’ platform; The significant BDC and Credit Investing experience of the BCP Credit Management team; PTMN’s demonstrated ability to grow, the quality of its NAV and certainty of execution; and PTMN’s collaborative and transparent approach throughout the transaction process. Key Transaction Highlights Management Agreement Payment to Stockholders Ongoing Equity Investment by Manager Sierra Crest will continue to be the investment manager of the combined company through its existing investment advisory agreement. GARS stockholders will receive a direct cash payment from Sierra Crest. The cash payment will be $5.0 million, or $0.31 per share, of GARS common stock. Including the $19.1 million of cash for NAV, GARS stockholders will receive $1.50 per share in cash. BCP Credit previously agreed to contribute all incentive fees actually paid through March 31, 2021 to purchase newly-issued PTMN common stock at NAV (subject to an aggregate purchase cap of $10 million). Company Buyback Program PTMN has already implemented a buyback program for up to $10 million of stock and is actively in the market subject to blackout periods and other restrictions. Robust M&A Process

Compelling Transaction for PTMN & GARS Stockholders Fully Integrated Platform with BC Partners Focused Investment Strategy Demonstrated M&A Ability Scale Benefits The combined Company will be able to access the full range of resources of a leading asset management firm. Partnership with a large and growing credit business will enhance sourcing capabilities and provide the ability to access larger deals. Access to industry diligence and expertise from across the firm. Utilization of BC Partners’ broader resources, including relationships and institutional knowledge from over 30 years of private market investing. It is BC Partners’ belief that a BDC focused exclusively on the middle market lending space will lead to better long-term performance, a more stable NAV and a higher trading multiple. Target small to medium capital structures which are insufficiently compelling for large funds. Core Plus strategy allows the ability to capitalize on opportunities in non-sponsored and niche specialty verticals alongside Core corporate lending. BC Partners has shown the ability to negotiate and execute two M&A transactions within its first five quarters of taking over the management of Portman Ridge. Ability to speak for larger deals. Increased trading liquidity in the stock. Spreading of the public company costs across a larger AUM base. Increased capacity for higher yielding, non-eligible assets. Reduction of volatility impact of CLO equity. Economic Benefits The transaction is expected to be mid-single digits accretive to NII per share, as well as continuing to execute on PTMN’s consolidation plan discussed at the outset of the KCAP externalization transaction. The combined portfolio can withstand meaningful realized credit losses and still be earnings accretive. We believe the increased scale from the pro forma market capitalization of PTMN has the potential to result in the stock trading at a higher price to book multiple.

+70% Illustrative Transaction Analysis for GARS Stockholders(1) 1 For purposes of this analysis, March 31, 2020 NAVs for GARS and PTMN are being used, adjusted for estimated transaction expenses of $0.14 per share and $0.02 per share, respectively. 2.As of June 23, 2020. Day 1 Premium with Potential for Significant Upside Transaction Value +43%

The proposed merger will result in a pro forma Portman Ridge portfolio that is well diversified across industry and comprised of ~225 investments made to ~175 distinct portfolio companies. On a pro forma basis, the average position size (based on 3/31/20 FMV) would be approximately 0.6% of the total investment portfolio. In addition, the percentage of first lien debt securities will increase substantially from 39% to 73% on a pro forma basis. Also importantly, the percentage of CLO equity will decrease by almost 60%, from 7.3% of total investment assets down to 3.1%. PTMN Standalone (1) PTMN Pro Forma (1) Stockholder Benefit | Portfolio Composition 1 For purposes of this analysis, March 31, 2020 Fair Values for GARS and PTMN are being used, excluding short-term investments. Total might not add to 100% due to rounding.

Stockholder Benefit | Origination 1 For purposes of this analysis we have excluded any Legacy KCAP assets that were on non-accrual as of March 31, 2019. Since taking over as manager of Portman Ridge, BC Partners has originated over $113mm of new assets for Portman Ridge at a 30bps increase in overall spread relative to the initial portfolio. Importantly, 76% of newly originated assets in the debt portfolio are first lien loans, as compared to the pre-existing debt portfolio of only 50% first lien loans. Additionally, PTMN has benefitted from the scale of BC Partners’ platform through co-investment exemptive relief.

Stockholder Benefit | Underwriting As shown below, the investments originated by the BC Credit platform for Portman Ridge have thus far meaningfully outperformed the legacy assets of Portman Ridge and OHAI during the current global pandemic. Even when excluding equity positions, BC Partners originated first and second lien assets declined by 2% in Q1 2020 as compared to a 7% decline for comparable legacy assets. Although BC Partners originated assets account for 45% of the debt and equity securities, they only represented 15% of the unrealized depreciation in Q1 2020.

PORTMAN RIDGE GARRISON CAPITAL

Portfolio Rotation | Case Study

- Shortly after the OHAI transaction closed in December 2019, PTMN monetized ~40% of the book at close to Fair Market Value ("FMV").
- PTMN used those proceeds to purchase a number of privately originated loans as well as a basket of liquid loans that were purchased at a significant discount during March 2020.
- In total, the reinvested proceeds were at a ~40bps higher yield to maturity and the assets purchased also have significantly more NAV upside assuming both asset cohorts are repaid at par ($2.7mm potential net benefit).
- Additionally, based on current market prices(2), the portfolio of OHAI assets would be down $2.2mm while the assets PTMN purchased would be up $2.3mm (some of which is embedded in PTMN's March 31, 2020 NAV), representing a theoretical net increase to NAV of $4.5mm.

OHAI Asset Rotation

($ in thousands)	Count	Par	Purchase / Exit Price	YTM(1)	Proceeds	Current Price(2)	NAV Gain / (Loss)
OHAI Assets Sold	11	$25,183	98.81%	8.1%	$24,884	90.04%	($2,209)
All Other Assets Sold	6	3,429	97.53%	8.1%	3,344	97.63%	3
Total Assets Sold(3)	**17**	**28,612**	**98.66%**	**8.1%**	**28,228**	**90.95%**	**(2,205)**
PTMN Assets Purchased(3)	13	39,616	89.12%	8.5%	35,308	97.23%	3,211
Comparable Amout of OHAI Sale Proceeds(4)		*27,920*	*89.12%*	*8.5%*	*24,884*	*97.23%*	*2,263*
Potential NAV Upside					**$2,652**		**$4,468**

1 Yield to Maturity calculation assumed a 0.44% 5-yr LIBOR Swap and is based on the FMV of OHAI assets at time of transfer to PTMN and the initial purchase price for assets purchased by PTMN.
2. Midpoint of the Bid and Ask on IHS Markit as of 6/23/20 or 3/31/20 fair value / sale price if no Markit pricing.
3. Represents all assets bought and sold starting the day after the closing of the OHAI transaction, December 19, 2019, through March 31, 2020. Excludes any funding and return of capital in BCP Great Lakes Joint Venture and any assets that were partially or fully repaid by the borrower.
4. For comparability purposes, assumes the comparable amount of proceeds as OHAI assets sold and the average purchase price and current price of total new assets purchased.

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Appendix

BC Partners Credit Platform Reflects commitments to commingled funds, IMAs and signed term sheets BC PARTNERS CREDIT: A FULL CREDIT CYCLE INVESTMENT PLATFORM Mandate to invest where other capital is retrenching due to limited duration and regulatory restrictions Ability to invest across the capital structure Price opportunities with adequate compensation for risk and illiquidity Mix of current income and price appreciation Opportunistic: $826m in AUM Direct lending focused on less competitive segments of the U.S. middle-market Balanced portfolio of sponsor-backed and non-sponsor companies Proprietary sourcing channels High current income generation Yield: $1.5bn in AUM 16 INVESTMENT PROFESSIONALS 17 AVG. YEARS OF EXPERIENCE OF SENIOR INVESTMENT TEAM c. $2.3bn1 IN AUM ACROSS CREDIT PLATFORM 2017 FOUNDED PLATFORM Portman Ridge Finance Corporation Mount Logan Capital Other (e.g. SMAs) SOF I SOF II (Currently Fundraising) Other (e.g. SMAs) BC Partners Lending Corporation

Ability to serve as a strategic lender by sharing best practices from BC Partners’ private equity operations team and existing portfolio companies; 30 years of private market investing provides an edge in sourcing and diligence Stand-alone credit platforms cannot offer the same resources to borrowers as fully integrated firms 1 Views expressed are those of BCP Credit. 1 Anticipated portfolio construction provided for illustrative purposes only. BC Partners Differentiators Disciplined approach to fund size allows us to pursue the best risk-adjusted return opportunities Direct lending platforms may pass on compelling opportunities that may be too small to “move the needle” 4 BC Partners Lending platform has the capabilities to source and diligence opportunities regardless of company ownership A majority of direct lending platforms focus on sponsor-backed lending opportunities 3 Focus on portfolio company EBITDA between $10-50 million1 Many direct lending platforms have moved upmarket as the asset class has matured 2 While the increasing popularity of direct lending has gathered many headlines as of late, we believe the BC Partners Credit platform is differentiated on four key aspects

1 For more information on Mr. Goldthorpe’s role in respect of AINV and CION, please refer to the Important Information at the end of this presentation. BC PLATFORM Access to deal flow and sourcing through fully integrated model BCP Operations team supports our ability to add value to portfolio companies Utilization of BC Partners’ broader resources, including relationships and institutional knowledge from over 30 years of private market investing Highly experienced administrator, custodian and auditor relationships and robust policies concerning third-party valuation FLEXIBLE, DIFFERENTIATED STRATEGY Target smaller capital structures which are insufficiently compelling for large funds Core Plus strategy able to capitalize on opportunities in non-sponsored and niche specialty verticals alongside Core corporate lending Optimize exposures as the opportunity set changes Shareholder friendly fee and governance structure HIGH QUALITY UNDERWRITING Strong focus on balancing yield while mitigating the risk of principal impairment through financial and structural protection Experience with and ability to complete innovative and complex transactions Applies the same private equity style investment process employed for over 30 years at BC Partners DIVERSIFIED SOURCES OF DEAL FLOW Proactive sourcing model not reliant on one individual source or type of source Seek off-the-radar situations for bespoke solutions Develop proprietary, unbiased viewpoints on credit performance Origination and syndication capabilities allow for consideration of a wider range of transactions Exclusive unitranche partnership with a top lender to sponsor-backed middle-market companies EXPERIENCED INVESTMENT TEAM Ted Goldthorpe served as President of Apollo Investment Corporation (one of the largest publicly traded U.S. BDCs) and CIO of the sub-advisor to CION Investment Corporation (one of the largest private BDCs)1 Senior team members with strong track record managing assets throughout multiple credit cycles at best-in-class institutions including Goldman Sachs, Apollo and TPG Portfolio monitoring processes developed over 15+ years working with middle-market companies to include serving on corporate boards BC Partners Lending Advantages

PORTMAN RIDGE GARRISON CAPITAL

Integration with BC Partners Platform

Full integration with the BC Partners platform provides an edge at every stage of the investment process

Stage	Benefits of BC Partners Platform
DEAL SOURCING & SCREENING	Operating advisor and external network Industry and company insight from Private Equity deals reviewed
CREDIT REVIEW	Sector expertise from Investment Professionals, including Operations Team; Rigorous PE-style diligence and underwriting
INVESTMENT APPROVAL	Investment Committee includes Chairman of PE and firm COO
MONITORING & VALUE- ADD	Access to senior Operational experts; Ability to provide borrowers with value-add initiatives including M&A assistance and BCP cost synergy programs

RESOURCES INCLUDE

- **150+ EMPLOYEES**
  - 60+ PE investment professionals including 7-member Operations Team
  - 12 Investor Relations professionals
  - 41 Support professionals
- **10 OPERATING ADVISORS**
- **$23 BILLION IN PE AUM** across commingled funds and co-investment commitments
- **$37 BILLION** in annual revenue across current PE portfolio
- **BROAD SECTOR EXPOSURE**
- **PE DEAL FLOW**
  - **200+** opportunities sourced
  - **3-4** investments completed per annum

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BCP Credit has been formed to take advantage of attractive risk-adjusted return opportunities and dislocations in the U.S. and European credit markets Target opportunities across the credit spectrum where other capital is retrenching due to limited duration and regulatory restrictions Apply a consistent investment philosophy and underwriting process across different strategies through the credit cycle BCP Approach to Credit Investing Be flexible and opportunistic Flexibility and patience of capital drives attractive risk-adjusted returns across the credit cycle Ability to invest across the liquidity spectrum Seek to generate alpha through market dislocations, structural documentation, relationship advantages and regional expertise Focus on capital preservation Maximize margin of safety through both financial and structural protection Preference for secured debt Appropriate pricing of opportunities based on assessment of relative risk and illiquidity Utilize private equity style investment process Long-term focused investment philosophy Apply the same private equity style investment process employed for over 30 years at BC Partners Utilize standardized investment diligence to reinforce discipline in investment analysis and support repeatable investment processes Leverage deep niche & industry expertise Private equity platform sector expertise and knowledge base across consumer & retail, business & financial services, healthcare, industrials, and TMT Established credit team background across broad product and sector range including liquid and illiquid credit, aircraft finance and renewables Experience with and ability to complete innovative and complex niche transactions

Important Information Please be advised that the information presented in this Presentation is provided for illustrative purposes only and is intended to provide insight into the investment experience of Sierra Crest and is not representative of the number and types of opportunities that will be available to PTMN (including after consummation of the transaction), the opportunities that Sierra Crest will consider suitable for investment by PTMN or the investments that will be made by PTMN, and it should not be assumed that PTMN will make comparable investments or that Sierra Crest will be successful in identifying any investment opportunities similar to the hypothetical opportunities set forth in this Presentation in the future or otherwise be able to implement the PTMN’s investment strategy or avoid substantial losses. The actual investment portfolio of the PTMN may differ materially in terms of diversity, concentration and asset class, among other factors, from the allocations, strategies and themes provided in this Presentation. Moreover, the actual investments made by PTMN will be made under market conditions that cannot be anticipated with any certainty and there is no guarantee that such investments will be successful. Management Team Background The Presentation describes two business development companies (“BDCs”) which were overseen by Ted Goldthorpe while employed at Apollo Global Management (“Apollo”), namely, Apollo Investment Corporation (“AINV”) and CION Investment Corporation (“CION”). During the period from February 2012 to August 2016, Mr. Goldthorpe served as President and Chief Investment Officer of AINV and as Chief Investment Officer of Apollo Investment Management which acted as the investment sub-advisor to CION, assisting in the process of identifying and recommending investment opportunities. In these capacities, Mr. Goldthorpe oversaw the investment activities of both AINV and CION. There can be no assurance that PTMN will be able to make similar investments, employ a similar investment strategy or achieve similar results as AINV or CION. While Mr. Goldthorpe was primarily responsible for overseeing the investment activities of AINV and CION during his employment at Apollo, other personnel (including those with senior responsibilities) of Apollo were also involved in such activities. In respect of CION, all investment recommendations made by Apollo Investment Management were subject to the approval of the investment Advisor of CION. Accordingly, stockholders should be aware that Sierra Crest will not be comprised of all investment professionals of the investment teams at Apollo that were involved with AINV and CION, and that the characteristics of AINV and CION, and the market conditions under which they were operated, differed in certain respects from those applicable to PTMN.